Exhibit 99.43

PRESS RELEASE

Monday, September 17, 2007

Inter-Citic Reports Results of 33 Diamond Drill Holes at Dachang Including a Best Result of 47 Metres Containing 6.64 GPT Gold.

Step-Out Drill Program Continues to Yield Results.

September 17, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX-ICI) (“Inter-Citic” or “the Company”) President and CEO James Moore, is pleased to report results received from the third set of drill holes from its 2007 diamond drill program at its Dachang Gold Project in China.

This news release provides results from 5,081 metres of a 30,000 metre drill program in the Dachang East area of Inter-Citic’s Dachang gold project. The Company has now reported results from approximately 9,800 metres of drilling, or about 30% of 2007’s drill program. Maps of the property identifying the location of all drill holes contained in this press release can be found on the Company’s web-site at www.inter-citic.com.

Drill Highlights:

•	Drill hole CJV-207A located on the edge of the Dachang North Zone (DNZ) intersected 47 metres of continuous mineralization averaging approximately 6.64 grams per tonne contained gold.

•	32 of 33 drill holes returned mineralized gold zones, with aggregate widths up to 47 metres within potential open pit depths.

•

The drill holes listed in this release tested areas that were adjacent to or an extension of the Dachang Main Zone. As a result, the majority of the mineralized intercepts listed below are outside the limits of the resource blocks in the company’s 2006 DMZ resource estimate.

•

Utilizing 80 metre step-outs, the Company has now drill tested approximately 700 metres of surface strike of the DMZ extension. On each 80 metre step-out between 3 to 5 holes are drilled per section to a maximum vertical depth of 175 metres. The Company believes that the zone being drilled on the DMZ extension is still open to the East and at depth.

•

Most of the results reported in this release are from holes drilled without first testing for surface mineralization, as has been the case in past drilling. The company has been unable to do preliminary surface trenching due to soft or wet ground conditions in some of the step-out areas. Inter-Citic is pleased that the step-out drilling continues to discover significant gold mineralization.

•	Approximately 205 diamond drill holes have been drilled to date by Inter-Citic on the DMZ extension in 2006 and so far in 2007. Assay results have now been reported on 168 of these holes.

•

Four diamond drills are now deployed at Dachang. Currently two are continuing to work on the DMZ extension. One drill is operating on the Placer Valley area and the fourth drill is now conducting infill drill work on the known DMZ area. Drill core recovery has averaged in excess of 90%.

•	With four drills operational, the Company is now averaging in excess of 200 metres per day of drill core productivity.

Detailed drilling results are set out in the chart below:

Diamond Drill Hole (DDH) Number	Grid Section & Location	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV 178	2500	45/020	26.0	28.0	2.0	1.95
19.0 m mineralized	DMZ/DNZ		43.0	45.5	2.5	1.34
			47.5	54.5	7.0	1.12
			59.0	61.0	2.0	2.13
			63.0	66.0	3.0	1.86
			70.0	71.0	1.0	5.70
			79.0	80.5	1.5	0.88

CJV 179	2100	45/020	59.0	60.0	1.0	1.26
5.0 m mineralized	PVZ		65.0	66.0	1.0	0.50
			97.0	100.0	3.0	4.53

CJV 180	3900	45/020	37.0	39.0	2.0	3.92
13.0 m mineralized	DMZ/DNZ		45.0	46.0	1.0	1.61
			98.0	99.0	1.0	1.19
			122.0	124.0	2.0	2.28
			143.5	147.5	4.0	3.43
			168.5	169.5	1.0	0.96
			179.0	181.0	2.0	2.46

CJV 181	2100	60/020	48.0	49.0	1.0	0.68
3.0 m mineralized	PVZ		59.0	60.0	1.0	1.07
			68.0	69.0	1.0	1.46

CJV 182	2500	60/020	26.5	31.5	5.0	1.82
17.0 m mineralized	DMZ/DNZ		53.0	55.0	2.0	2.23
			80.0	81.0	1.0	0.75
			89.0	90.0	1.0	0.57
			106.0	112.0	6.0	1.50
			114.0	115.0	1.0	1.00
			119.0	120.0	1.0	1.07

Diamond Drill Hole (DDH) Number	Grid Section & Location	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV 183	2500	78/020	31.0	36.0	5.0	1.35
38.0 m mineralized	DMZ/DNZ		46.0	49.0	3.0	1.63
			56.0	58.0	2.0	1.39
			62.0	63.0	1.0	1.12
			65.0	79.0	14.0	4.25
			85.0	88.0	3.0	2.88
			104.0	105.0	1.0	0.50
			145.0	148.0	3.0	1.22
			152.0	153.0	1.0	0.78
			158.0	162.0	4.0	1.27
			163.0	164.0	1.0	0.13

CJV 184A	3900	54/020	27.0	30.0	3.0	0.90
6.0 m mineralized	DMZ		113.0	115.0	2.0	1.34
			180.0	181.0	1.0	1.28

CJV-185	3100	45/200	28.5	30.5	2.0	6.80
2.0 m mineralized	RZ

CJV-186	2500	55/020	21.4	24.5	3.1	0.91
27.6 m mineralized	DMZ/DNZ		26.5	27.5	1.0	5.86
			34.5	35.5	1.0	0.53
			37.5	38.5	1.0	2.28
			59.0	60.0	1.0	3.21
			73.0	75.0	2.0	7.31
			81.5	83.5	2.0	1.07
			101.5	102.5	1.0	2.40
			113.5	118.0	4.5	2.33
			177.5	178.5	1.0	0.78
			180.5	186.5	6.0	2.35
			221.0	223.0	2.0	2.31
			228.0	229.0	1.0	0.60
			232.0	233.0	1.0	0.94

CJV-187	2900	45/020	46.0	51.0	5.0	6.95
19.0 m mineralized	DMZ		80.0	83.0	3.0	0.78
			92.0	98.0	6.0	3.22
			133.0	134.0	1.0	3.87
			186.0	187.0	1.0	1.42
			189.0	191.0	2.0	1.97
			201.0	202.0	1.0	0.57

CJV-188	3100	75/200	61.0	63.0	2.0	1.85
1.0 m mineralized	RZ

Diamond Drill Hole (DDH) Number	Grid Section & Location	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-189	2900	65/020	58.5	60.5	2.0	4.84
5.3 m mineralized	DMZ		69.5	71.0	1.5	0.51
			80.0	80.8	0.8	1.07
			219.5	220.5	1.0	0.96

CJV-190	2500	72/020	60.0	62.0	2.0	4.80
17.0 m mineralized	DMZ/DNZ		71.0	72.0	1.0	0.98
			80.0	81.0	1.0	1.99
			109.0	110.0	1.0	0.79
			133.0	134.0	1.0	0.77
			137.0	138.0	1.0	1.29
			147.0	148.0	1.0	1.89
			160.0	161.0	1.0	0.61
			165.0	167.0	2.0	1.01
			183.0	184.0	1.0	0.74
			210.0	215.0	5.0	1.61

CJV-191	2500	45/020	8.0	10.0	2.0	1.96
8.6 m mineralized	DMZ/DNZ		40.3	44.9	4.6	1.15
			148.0	149.0	1.0	0.77
			151.0	152.0	1.0	0.65

CJV-192	2900	45/200	16.0	18.0	2.0	4.74
6.0 m mineralized	RZ		28.0	32.0	4.0	0.88

CJV-193	2900	80/200
no significant assays	RZ

CJV-194	2100	45/020	45.5	46.5	1.0	0.82
34.4 m mineralized	DMZ/DNZ		67.0	69.0	2.0	1.04
			70.0	77.0	7.0	0.86
			83.0	85.0	2.0	1.60
			101.5	104.5	3.0	0.62
			108.5	110.5	2.0	0.82
			113.5	124.0	10.5	2.67
			126.0	127.0	1.0	0.82
			134.0	135.5	1.5	0.67
			137.5	138.5	1.0	5.05
			166.1	167.1	1.0	3.02
			177.6	178.0	0.4	1.61
			219.0	220.0	1.0	2.30
			228.0	229.0	1.0	0.56

CJV-195	2100	54/020	132.0	133.0	1.0	0.75
8.0 m mineralized	DMZ/DNZ		144.0	145.0	1.0	1.41
			148.0	150.0	2.0	4.47
			155.0	156.0	1.0	0.50
			159.0	160.0	1.0	1.13
			187.0	189.0	2.0	1.25

Diamond Drill Hole (DDH) Number	Grid Section & Location	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-196		45/200	20.0	23.0	3.0	3.84
8.0 m mineralized	RZ		31.0	32.0	1.0	3.10
			34.0	35.0	1.0	0.68
			37.0	40.0	3.0	0.75

CJV-197	2100	66/020	84.0	86.0	2.0	2.33
5.9 m mineralized	DMZ		121.5	123.0	1.5	2.06
			136.0	137.4	1.4	3.51
			139.0	140.0	1.0	2.62

CJV-198	3900	45/020	46.0	50.0	4.0	1.97
5.0 m mineralized	DMZ		57.0	58.0	1.0	0.62

CJV-199		75/200	61.0	67.0	6.0	1.48
6.0 m mineralized	RZ

CJV-200	2100	45/020	99.0	100.0	1.0	1.44
15.0 m mineralized	DMZ/DNZ		102.0	104.0	2.0	1.75
			117.0	125.0	8.0	0.89
			138.0	142.0	4.0	2.71

CJV-201	4700	45/180	26.0	27.0	1.0	2.51
9.0 m mineralized	DMZ		36.0	43.0	7.0	4.97
			48.0	49.0	1.0	3.06

CJV-202	3500	45/020	37.0	38.0	1.0	0.61
3.0 m mineralized	DMZ		54.0	56.0	1.0	3.47
			130.0	131.0	1.0	0.94

CJV-203	3900	67/020	32.0	33.0	1.0	0.64
11.0 m mineralized	DMZ		35.0	36.0	1.0	0.78
			52.0	60.0	8.0	2.41
			65.0	66.0	1.0	1.49

CJV-204	3500	45/020	93.0	97.0	4.0	2.40
11.0 m mineralized	DMZ		101.0	102.0	1.0	0.70
			113.5	118.5	5.0	1.70
			146.5	147.5	1.0	0.50

CJV-205	4700	82/180	54.0	75.0	21.0	6.54
21.0 m mineralized	DMZ

CJV-206	4100	45/180	38.5	41.5	3.0	3.06
3.0 m mineralized	DMZ

CJV-207A	3500	45/200	24.0	71.0	47.0	6.64
48.0 m mineralized	DMZ/DNZ		76.0	77.0	1.0	0.65

Diamond Drill Hole (DDH) Number	Grid Section & Location	Dip/Azimuth (degrees)	From (metres)	To (metres)	Drill Width (metres)	Gold Assay (grams per tonne)
CJV-208	4700	70/180	43.0	44.0	1.0	0.74
17.0 m mineralized	DMZ		91.0	102.0	11.0	7.22
			109.0	110.0	1.0	1.29
			118.0	122.0	4.0	0.53

CJV-209	4100	80/180	161.0	162.0	1.0	1.27
1.0 m mineralized	DMZ

CJV-210	4700	87/180	69.0	72.0	3.0	1.80
3.0 m mineralized	DMZ

Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m. There was no evidence of nugget effect and none were topcut. True widths for the intervals above have yet to be determined.

DMZ = Dachang Main Zone – A 2km long zone of mineralization defined by the 2006 DDH program

DNZ = Dachang North Zone—A mineralized fault located 20 to 50 meters north of DMZ

PVZ = Placer Valley Zone – A south dipping mineralized fault 1 km south of DMZ

RZ = Little Ruby Zone – A mineralized fault 2 km north of DMZ

2007 Drill Program:

The Company is currently focused on new areas of mineralization close to the Dachang Main Zone (“DMZ”) resource area, particularly areas named Placer Valley and the DMZ Extension. A map showing the location of these areas can be found on the Company’s website. Drilling of the DMZ Extension and Placer Valley seems to show a series of stacked thrust faults dipping at between 20 and 30 degrees.

Inter-Citic’s four drills continue to define new zones of mineralization on both the eastern and northern extensions of the DMZ and on the Placer Valley anomaly approximately 1 kilometer to the southeast. The new mineralized zones intersected on the DMZ Extension and Placer Valley are in all cases visually similar to the fault controlled gold bearing sulfide zones that characterize the mineralization in the main DMZ resource. With these positive results, the Company will continue to focus near term drilling efforts in these areas with a view to increasing the Company’s near surface mineral resource inventory.

Drilling on the area known as Little Ruby, located approximately 2 km north of the Dachang Main Zone (drill holes CJV-182, 185, 192, 193, 196 and 199, reported above) has not reported significant gold values to date, and the Company’s efforts will be focused in future in favour of areas that have produced better results.

A fourth drill was added several weeks ago at Dachang and is currently in operation. Currently two drills are being deployed on the DMZ extension, one is operating on the Placer Valley area and the fourth drill is conducting infill drill work on the DMZ. This deployment strategy should allow the Company to expand its near surface gold resource inventory estimates as well as establish greater confidence of mineral continuity within the known DMZ resource area. The deployment of drills will be altered as the season progresses and results are received and interpreted. In addition, two backhoes continue to evaluate untested 2006 soil geochem anomalies southeast of Placer Valley and the DMZ. This work also continues to identify new near surface fault zones hosting gossans similar to those that defined the original DMZ discovery

Sample Methodology:

Drill core samples were taken at geologically significant intervals, typically over one metre. Core recovery was in excess of 90%. The designated sample intervals were cut with a diamond saw by qualified technicians. One half of the cut core was selected for assay with the remaining half being placed back into the core box. Care was taken to ensure that neither half of the core represents a bias with respect to the nature and mineral content of the sample. The sample interval and methodology are consistent with industry standards. Drill core samples were shipped to SGS Geochemical Laboratories (“SGS”) located in Kunming and Tianjin, China for sample preparation and 50g fire assay with AA finish. SGS is the world’s leading inspection, verification, testing and certification company. Analytical work is performed in accordance with recognized standards such as ASTM, ISO, JIS, and other accepted industry standards. Accuracy of the results is tested through the systematic inclusion of reference samples and duplicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. All the laboratories used by Inter-Citic are ISO approved and subject to the security protocols of that designation. Exploration at Dachang was conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. Michael W. Leahey, P.Geo, the Company’s internal Qualified Person under the requirements of National Instrument 43-101, has reviewed a copy of this press release.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at

www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.